To Our Shareholders:


  Our earnings remained strong, despite the loss of sales from Cisco. The quarter was highlighted by new sales contracts from Coca Cola and Powerware and the introduction of a new line of DIN-rail mountable power supplies. Improved productivity, better margins, and a $200,000 (net of tax) insurance settlement were the principal reasons for the increase in earnings.

  The Power Distribution Products Division is busy with start-up activities related to its new operation in Monterrey, Mexico. Work on the new 45,000-square-foot facility is scheduled for completion in early November, and initial production will commence shortly thereafter. This capacity expansion project will create much needed space in our Lumberton, NC, plant, as it ramps up for several new customer programs.

  Our Electronics Division's history of developing and manufacturing proprietary power systems for large OEMs has provided an avenue into larger, more complex systems. In September, we began shipping a newly developed fiber-optic cable power system. Early feedback from the market has been very positive.

  Large magnetic resonance imaging amplifiers (MRI) for Picker
Corporation have been in development for the past eighteen months and will begin production in February 2000. And, a new network attached storage system for the computer industry is currently in development and scheduled for a spring launch.

  We have made a significant engineering investment in these three major programs, and expect to see the benefit of our efforts in the near future.

  Operational improvements, which will yield further reduced cycle times, continue at the Aerospace Division. The Division has made great progress over the past few years and is currently working with Airbus Industries to develop power systems for new aircraft.

  We have a solid foundation on which to build, and look forward to reporting continuing progress.




/s/
Robert J. McKenna
Chairman and CEO

October 25, 1999
_______________________________________________________________________

ACME ELECTRIC CORPORATION
East Aurora, New York

    The following tables set forth certain unaudited financial information for the thirteen-week periods ended October 2, 1999, and October 3, 1998 (in thousands, except for per share data):

                                             BALANCE SHEET

                                   10/2/99   10/3/98   6/30/99

Current Assets                     $24,985   $24,563   $22,740
Fixed Assets and Other - Net        18,762    18,203    18,648
                                    ------    ------    ------
  Total                            $43,747   $42,766   $41,388
                                    ======    ======    ======

Current Liabilities                $10,009   $11,117   $10,552
Long-Term Debt                      10,910    12,028     8,960
Shareholders' Equity                22,828    19,621    21,876
                                    ------    ------    ------
  Total                            $43,747   $42,766   $41,388
                                    ======    ======    ======

                                           INCOME STATEMENT

                                  13 Weeks   13 Weeks Fiscal Year
                                    Ended      Ended    Ended
                                   10/2/99    10/3/98  6/30/99

Net Sales                          $19,271   $22,378   $79,813
Net Income                            $942      $522    $2,707
Net Income Per Common Share:
  Basic                               $.19      $.10      $.53
  Diluted                             $.18      $.10      $.53

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                            5,072     5,054     5,060
    Diluted                          5,121     5,068     5,091

Company news is available by FAX: dial 1-800-758-5804 and input extension 006675; or visit our web site at acmeelec.com